

September 9, 2021

Andrew Astor
President and Chief Executive Officer
NEPHROS INC
380 Lackawanna Place
South Orange, New Jersey 07079

> **Re: NEPHROS INC**
> **Registration Statement on Form S-3**
> **Filed September 7, 2021**
> **File No. 333-259370**

Dear Mr. Astor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at (202) 551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chris Melsha